Exhibit 99.76

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

AND THE PERIOD FROM

INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Maverix Metals Inc.

We have audited the accompanying consolidated financial statements of Maverix Metals Inc., which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Maverix Metals Inc. as at December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

The consolidated financial statements of Maverix Metals Inc. as at and for the year ended December 31, 2016 were audited by another auditor who expressed an unmodified opinion on those financial statements on April 25, 2017.

KPMG LLP (Signed)

Chartered Professional Accountants

April 25, 2018

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Maverix Metals Inc.

Consolidated  Statements of Financial Position

(in thousands of Canadian dollars)

	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$10,151	$12,761
Accounts receivable	7,719	3,004
Prepaid expenses and other current assets	217	15
Total current assets	18,087	15,780

Non-current assets
Deferred financing costs and other	859	18
Stream and royalty interests (Note 5 & 8)	132,665	98,155
Deferred tax asset (Note 15)	1,032	—
Total assets	$152,643	$113,953

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$2,426	$4,850
Income taxes payable	1,593	94
Total current liabilities	4,019	4,944

Non-current liability
Loan facility (Note 9)	$11,908	$—
Total liabilities	$15,927	$4,944

Equity
Capital and reserves
Share capital (Note 10a)	138,412	107,536
Reserves	10,987	8,477
Accumulated other comprehensive (loss) income	(7,043)	1,319
Deficit	(5,640)	(8,323)
Total equity	136,716	109,009

Total liabilities and equity	$152,643	$113,953

Contractual Obligations (Note 17)

See accompanying notes to the consolidated financial statements.

ON BEHALF OF THE BOARD:

“signed”	Geoff Burns, Director	“signed”	Robert Doyle, Director

Maverix Metals Inc.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(in thousands of Canadian dollars, except for number of shares and earnings (loss) per share)

	Year Ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Gold sales (Note 16)	$3,859	$1,014
Royalty revenue (Note 16)	15,664	1,335
Total revenue	19,523	2,349

Cost of sales, excluding depletion	(1,982)	(518)
Depletion (Note 8)	(8,556)	(1,113)
Total cost of sales	(10,538)	(1,631)
Gross profit	8,985	718

Administrative expenses (Note 11), excluding share-based compensation	(2,798)	(1,094)
Share-based compensation expense	(2,021)	(900)
Impairment of royalty interest (Note 8b)	(463)	—
Income (loss) from operations	3,703	(1,276)

Other income and expenses
Foreign exchange gain	356	40
Finance income	64	18
Finance expense	(645)	—
Listing expense (Note 7)	—	(4,435)
Transaction costs (Note 7)	—	(2,598)
Income (loss) before income taxes	3,478	(8,251)

Income tax expense (Note 15)	(795)	(72)
Net income (loss) for the period	$2,683	$(8,323)

Earnings (loss) per share (Note 12)
Basic earnings (loss) per share	$0.02	$(0.20)
Diluted earnings (loss) per share	$0.02	$(0.20)

Weighted average number of common shares outstanding
Basic	146,303,678	41,751,472
Diluted	151,827,170	41,751,472

Other comprehensive income (loss)
Net income (loss) for the period	$2,683	$(8,323)
Item that may not subsequently be re-classified to net income (loss):
Foreign currency translation	(8,362)	1,319
Comprehensive loss for the period	$(5,679)	$(7,004)

See accompanying notes to the consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

	Year Ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Operating activities
Net income (loss) for the period	$2,683	$(8,323)

Depletion and amortization	8,556	1,113
Income tax expense	795	—
Impairment of royalty interest (Note 8b)	463	—
Share-based compensation expense	2,021	870
Unrealized foreign exchange gain and other	(295)	—
Accretion of loan facility	463	—
Listing fees	—	4,435
Changes in non-cash working capital (Note 13)	(7,854)	1,577
Operating cash flows before interest and income taxes	6,832	(328)

Interest paid	—	(6)
Interest received	64	18
Income taxes paid	(112)	(39)
Net cash provided by (used in) operating activities	$6,784	$(355)

Investing activities
Acquisition of royalty interests and other (Note 5 & 8)	(32,547)	(13)
Proceeds from disposal of royalty interest (Note 8b)	1,040	—
Net cash used in investing activities	$(31,507)	$(13)

Financing activities
Proceeds from loan facility (Note 9)	12,647	—
Proceeds from issuance of common shares and subscription receipts (Note 10a)	9,878	5,890
Proceeds from exercise of warrants	—	7,386
Financing costs (Note 9)	(241)	—
Repayment of promissory notes	—	(174)
Net cash provided by financing activities	$22,284	$13,102

Effect of exchange rate changes on cash and cash equivalents	(171)	27
(Decrease) increase in cash and cash equivalents	(2,610)	12,761
Cash and cash equivalents at the beginning of the period	12,761	—
Cash and cash equivalents at the end of the period	$10,151	$12,761

Significant non-cash transactions:
Shares and warrants issued for acquisition of royalties (Note 5 & 7)	$20,250	$97,485
Shares issued as financing fees (Note 9)	2,248	—
Shares issued for reverse takeover (Note 7)	—	3,887
Inducement warrants issued	$—	$1,805

Supplemental cash flow information (Note 13)

See accompanying notes to the consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars, except for number of shares)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income (loss) $	Deficit $	Total equity $
Balance, January 9, 2016	—	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(8,323)	(8,323)
Foreign currency translation adjustment	—	—	—	—	1,319	—	1,319
Shares issued for reverse takeover (Note 7)	3,644,165	3,887	—	—	—	—	3,887
Shares issued for formation (Note 7)	33,079,091	5,890	—	—	—	—	5,890
Shares and warrants issued to Pan American for Royalties and streams (Note 7)	42,850,000	45,689	9,223	—	—	—	54,912
Shares and warrants issued to Gold Fields for Royalties (Note 5b)	42,850,000	40,884	2,049	—	—	—	42,933
Share-based compensation	—	—	—	650	—	—	650
Exercise of warrants	10,000,000	12,771	(5,250)	—	—	—	7,521
Issuance of inducement warrants	—	(1,805)	1,805	—	—	—	—
Shares issued as compensation	264,600	220	—	—	—	—	220
Balance, December 31, 2016	132,687,856	107,536	7,827	650	1,319	(8,323)	109,009
Net income for the period	—	—	—	—	—	2,683	2,683
Foreign currency translation adjustment	—	—	—	—	(8,362)		(8,362)
Shares issued for acquisition of royalties (Note 5a)	12,300,000	20,250	—	—	—	—	20,250
Shares issued as compensation (Note 10a)	390,941	546					546
Share-based compensation	—	—	—	1,475	—	—	1,475
Shares issued and to be issued for the Loan Facility and private placement (Note 9)	5,900,000	7,965	—	1,035	—	—	9,000
Shares issued (Note 10a)	2,317,000	3,128	—	—	—	—	3,128
Share issuance costs (Note 9)	—	(1,013)	—	—	—	—	(1,013)
Balance, December 31, 2017	153,595,797	138,412	7,827	3,160	(7,043)	(5,640)	136,716

See accompanying notes to the consolidated financial statements.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

1.              NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Canada.

Maverix is a resource-based company that seeks to acquire and manage gold and other precious metal purchase agreements (“Gold Streams” or “Streams”) and royalties. Maverix may acquire existing royalties or streams or it may acquire newly created streams and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or Stream, Maverix receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the underlying commodity, a percentage of a mine’s production for the life of mine. Net Smelter Returns (“NSR”) royalty and Gross Revenue Royalty (“GRR”) (collectively “Royalty” or “Royalties”) interests are non-operating interests in mining projects that provide to the holder the right to receive a percentage of the gross revenue from the metals produced from the mining project after deducting specified costs, if any (a NSR royalty) or a percentage of the gross revenue from metals produced from the project (a GRR).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on April 25, 2018.

2.              SIGNIFICANT ACCOUNTING POLICIES

A.            Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

B.            Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, unless otherwise noted.

C.            Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (all of which are wholly owned) Maverix Metals (Australia) Pty Ltd., Maverix Metals (Nevada) Inc., Maverix Metals (BVI) Limited, Minera MacMillan S.A. de C.V. and Exploracion Mac-Ore S.A. de C.V. Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D.            Reverse Acquisition

The Company recognizes the acquisition of assets in a reverse takeover transaction, whereby the purchase is initially recognized at cost, the cost is defined as the amount paid or the fair value of the consideration given to acquire an asset at the time of its acquisition or, when applicable, the fair value of the asset(s) when initially recognized in accordance with IFRS 2, share based payments. The cost is allocated to the identifiable assets and liabilities on the basis of fair value at the date of the acquisition with a corresponding increase to equity.  When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded in the consolidated statement of income (loss). Incremental costs related to the reverse asset acquisitions are included as an element of cost when those costs are directly attributable to the acquisition of the asset.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

E.            Stream and Royalty Interests

Stream and royalty interests consist of acquired stream and royalty interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific stream or royalty asset are expensed in the period incurred.

Producing stream and royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a stream or royalty interest, an allocation of its fair value is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

F.             Impairment of Stream and Royalty Interests

Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use. Estimated values are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current reserves and the portion of resources expected to be classified as mineral reserves, as well as exploration potential expected to be converted into resources or reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by research analysts and management’s expectations. The discount rate is estimated using an average discount rate incorporating research analyst views used to value precious metal streaming and royalty companies. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the stream or royalty interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the stream or royalty interest in previous periods.

G.           Exploration Assets

All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on a project are expensed in the period incurred. Exploration and evaluation costs arising following the acquisition of an exploration licence are capitalised on a project-by-project basis. Costs incurred include appropriate technical and administrative overheads. Exploration assets are carried at historical cost less any impairment losses recognized. Exploration and evaluation activity includes geological and geophysical studies, exploratory drilling and sampling and resource development.

Upon demonstration of the technical and commercial feasibility of a project and a development decision, any past exploration and evaluation costs related to that project are subject to an impairment test and are reclassified in accordance with IAS 16, Property Plant and Equipment.

Management annually assesses exploration assets for impairment when facts and circumstances suggest that the carrying value of capitalized exploration costs may not be recoverable.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

H.           Revenue Recognition

Total revenue includes revenue earned in the period from stream and royalty interests. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty or stream agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month production from the royalty property is sold. For stream agreements, the commodity is primarily sold in the spot market. The sales price is fixed at the delivery date based on the commodity price. The Company records the sales when title and risks of the delivered commodity are passed on to the Company’s third party customers.

I.                Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars. Assets and liabilities of the Company and its subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income (loss).

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Maverix Metals (Australia) Pty Ltd., Maverix Metals (Nevada) Inc., and Maverix Metals (BVI) Limited the functional currency is the U.S. dollar. For Minera MacMillan S.A. de C.V. and Exploracion Mac-Ore S.A. de C.V. the functional currency of these subsidiaries is the Mexican Peso.

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income (loss).

J.              Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and the loan facility. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents and accounts receivable are classified as loans and receivables and accounts payable and accrued liabilities, and the loan facility are classified as financial liabilities. Subsequent to initial recognition, both loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the senior secured term credit facility approximate their fair values due to the short-term maturity of these financial instruments.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are recognized in the consolidated statement of income and comprehensive income (loss).

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income (loss). Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income (loss) on initial recognition without subsequent reclassification to net income (loss). Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings (deficit) upon derecognition of the investment.

Transaction costs on initial recognition of financial instruments measured at fair value are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments measured at amortized cost are offset against the related financial liability or capitalized where appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

K.           Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

L.            Inventory

When refined gold or the applicable commodity, under the stream agreement, is delivered to the Company, it is recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the underlying stream interest.

M.         Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income, except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

N.            Share Capital and Share Purchase Warrants

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received, unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (U.S. dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

O.           Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, where the average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

P.             Share Based Payments

The Company recognizes share based compensation expense for all share purchase options and common shares awarded to employees, officers and directors based on the fair values of the share purchase options and common shares at the date of grant. The fair values of share purchase options at the date of grant are expensed over the vesting periods of the share purchase options with a corresponding increase to equity. Common shares issued to employees are expensed with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the grant date. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in net income (loss).

The BSM requires management to estimate the expected volatility and expected term of the equity instrument the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

Q.           Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

R.            Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer and the Board of Directors to make decisions about resources to be allocated to the segment and assess its performance.

3.              ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company has conducted a preliminary analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company does not expect that the implementation of the new standard will have a material impact on the measurement of the Company’s reported financial instruments, however there may be changes to terminology used and information disclosed. The Company continues to evaluate its disclosure obligations under IFRS 9.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company has conducted a preliminary analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company does not expect that the implementation of the new standard will have a material impact on the Company’s reported financial results. The Company continues to evaluate its disclosure obligations under IFRS 15.

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

4.              CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A.            Attributable Reserve and Resource Estimates

Stream and royalty interests comprise a large component of the Company’s assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has stream and royalty agreements, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company estimates its reserves and resources

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of the Company’s stream and royalty interests and depletion charges.

The Company’s stream and royalty interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s stream and royalty interests. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.

B.            Fair Value of Acquired Stream and Royalty Interests

The determination of the fair value of acquired stream and royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the stream and royalty interests could impact the acquisition date fair value of the stream or royalty interest.

C.            Impairment of Stream and Royalty Interests

Assessment of impairment of stream and royalty interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

The assessment of the fair values of stream and royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the stream and royalty interests could impact the impairment analysis.

During the year ended December 31, 2017, the Company recorded an impairment charge of $0.5 million (Note 8b) (2016 – nil).

D.            Income Taxes

The interpretation of existing tax laws or regulations in Canada, Australia, the United States of America, Mexico or any of the countries in which our property interests are located or to which shipments of gold are made or received requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to note 15 for more information.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

5.              ROYALTY ACQUISITIONS

A.            During the Year Ended December 31, 2017

Karma Mine NSR Royalty

In November 2017, the Company entered into a binding Royalty Purchase Agreement pursuant to which Maverix acquired a previously existing 2.0% net smelter return royalty from a third party on Endeavour Mining Corporation’s (“Endeavour”) interest in the Karma gold mine (“Karma”) for consideration of $25.9 million (USD$20.0 million) in cash. Karma is an operating gold mine located in north-central Burkina Faso, near the city of Ouahigouya and is 90% owned by Endeavour.

Silvertip Mine NSR Royalty

In April 2017, the Company entered into a Royalty Purchase and Sale Agreement with 0875786 B.C. Ltd., a wholly owned subsidiary of Silvercorp Metals Inc., pursuant to which Maverix agreed to acquire a 2.5% NSR royalty on the Silvertip mine.

For consideration, the Company issued 3,800,000 common shares of the Company and may issue a further 2,800,000 common shares of the Company when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

In assessing the fair value of the royalty acquired, the Company prepared a discounted cash flow analysis using a discount rate of 7% and analyst metal price projections. The fair value of the royalty of $5.8 million (USD$4.3 million) was ascribed to the 3,800,000 common shares issued as consideration for the acquisition.

Florida Canyon Mine and Beta Hunt Mine NSR Royalties

In February 2017, the Company entered into an agreement with Resource Income Fund, L.P. to acquire a 3.25% NSR royalty on the Florida Canyon mine from the production of all metals and other materials, less allowable deductions and a 1.5% NSR royalty on the Beta Hunt mine from all gold production, and a 0.5% NSR royalty on the Beta Hunt mine from all nickel production, less allowable deductions, from certain tenements at the underground mine.

The Company issued 8,500,000 common shares, paid $6.6 million (USD$5.0 million) in cash and incurred certain acquisition costs for total consideration of $21.0 million to complete the purchase.

In assessing the fair value of the royalties acquired, the Company prepared a discounted cash flow analysis using a discount rates of 6% and 5% and analyst metal price projections and management expectations. The excess of the fair value of the royalties acquired over the total cash consideration of $6.6 million (USD$5.0 million) and certain acquisition costs, was $14.4 million, and was ascribed to the 8,500,000 common shares issued as part of the consideration for the acquisition.

B.            For the Period From January 9, 2016 to December 31, 2016

Gold Fields Royalty Portfolio:

On December 23, 2016, the Company completed an agreement with Gold Fields Netherlands Services BV (a wholly owned subsidiary of Gold Fields Limited) and certain of its affiliates (collectively, “Gold Fields”) pursuant to which, in exchange for 42,850,000 common shares of Maverix and 10,000,000 warrants to purchase common shares of Maverix, the Company acquired a portfolio of eleven (11) royalties from Gold Fields (the “Gold Fields Royalty Portfolio”). The common share purchase warrants issued to Gold Fields are exercisable for five years from the date of issuance at USD$1.204 per common share.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The total acquisition cost of the Gold Fields Royalty Portfolio was determined to be $42.9 million, being the fair value of the royalty interests acquired. In assessing the fair value of the portfolio the company used discounted cash flow models with discount rates ranging from 4% to 6% of assets that were in production and ranging from 5% to 10% of assets not in production. Metal prices were based on consensus forecasts by independent financial institutions and management expectations. The fair value was allocated to the consideration transferred as follows: $40.9 million to common shares and $2.0 to share purchase warrants.

The following assumptions were used for the Black-Scholes option pricing model for the fair value of the warrants issued to Gold Fields: 40% expected volatility, 5 year expected life, 1.0% risk free interest rate and 0% expected dividend yield.

The total acquisition cost of $40.9 million was allocated to the individual royalties in the Gold Fields Royalty Portfolio acquired by the Company as follows:

a)             Mt. Carlton NSR (Queensland, Australia) - The fair value of this royalty at acquisition was estimated to be $12.8 million (USD$9.4 million).

b)             Beta Hunt GRR (Western Australia, Australia) —The fair value of these royalties at acquisition was estimated to be $15.0 million (USD$11.1 million).

c)              Vivien GRR (Western Australia, Australia) —The fair value of this royalty at acquisition was estimated to be $4.5 million (USD$3.3 million).

d)             Lightening Nickel Royalty (Western Australia, Australia) —The fair value of this royalty at acquisition was estimated to be $0.4 million (USD$0.3 million).

e)              Romero NSR Royalty (San Juan and other provinces, Dominican Republic) —The fair value of this royalty at acquisition was estimated to be $7.0 million (USD$5.2 million).

f)               Dominador NSR Royalty (Antofagasta, Chile) —The fair value of this royalty at acquisition was estimated to be $0.6 million (USD$0.4 million).

g)              Kisenge Royalty (Katanga Province, Democratic Republic of Congo) —The fair value of this royalty at acquisition was estimated to be $1.2 million (USD$0.9 million).

h)             Panton Sill NSR Royalty (Western Australia, Australia) —The fair value of this royalty at acquisition was estimated to be $1.1 million (USD$0.8 million).

i)                 Scotia Gold Royalty (Western Australia, Australia) —The fair value of this royalty at acquisition was estimated to be $0.2 million (USD$0.1 million).

j)                Wayamaga Net Returns Royalty (Saint Laurent du Manoni, French Guiana) —The fair value of this royalty at acquisition was estimated to be $0.1 million (USD$0.1 million).

k)             Committee Bay Project Diamond Sales Returns Royalty (Nunavut Territory, Canada) —The fair value of this royalty at acquisition was estimated to be $0.01 million (USD$0.01 million).

Total transaction costs incurred to acquire the Gold Fields Royalty Portfolio amounted to $1.8 million which have been expensed to the consolidated statement of income (loss) during the period from January 9, 2016 to December 31, 2016.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

6.              FINANCIAL INSTRUMENTS

A.            Capital Risk Management

The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The capital structure of the Company consists of $136.7 million (2016 - $109.0 million) of equity attributable to common shareholders, comprising of share capital (note 10), reserves and deficit. The Company was not subject to any externally imposed capital requirements.

B.            Credit Risk

The Company’s credit risk is limited to cash and cash equivalents and accounts receivable in the ordinary course of business. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio. At December 31, 2017, the Company has $2.1 million of accounts receivable amounts that were more than 90 days overdue, which were subsequently collected. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents with several high-quality financial institutions and closely monitors its accounts receivable balances.

C.            Currency Risk

Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include: cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at December 31, 2017, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income (loss) by $1.0 million.

D.            Liquidity Risk

In managing liquidity risk, the Company takes into account anticipated cash flows from operations, it’s holding of cash and cash equivalents, and the amount available under the Company’s loan facility. As at December 31, 2017, the Company had cash and cash equivalents of $10.2 million (2016: $12.8 million) and working capital of $14.1 million (2016: $10.8 million). In addition, the Company has USD$10.0 million undrawn under its loan facility.

7.              PLAN OF ARRANGEMENT

Reverse Takeover and Concurrent Acquisition of a Portfolio of Gold Streams and Royalty Interests from Pan American Silver Corp.

On July 11, 2016, MacMillan Minerals Inc. (“MacMillan”), Maverix Private Co. and Pan American Silver Corp. (“Pan American”) completed a Plan of Arrangement (the “Arrangement”), which launched the Company as a new publicly traded royalty and streaming company.

Under the terms of the Arrangement, MacMillan acquired all of the issued and outstanding securities of Maverix Private Co. Concurrently, MacMillan purchased a package of thirteen NSR’s, precious metal streams, and payment agreements from Pan American (collectively, the “Pan American Portfolio”).

Upon closing of the Arrangement, MacMillan was renamed Maverix Metals Inc. The Arrangement set out the terms of the reverse takeover (“RTO”) involving MacMillan, Maverix Private Co., the shareholders of MacMillan and Maverix Private Co, and Pan American and included among other things:

•                  After consolidating its share capital on a two-for-one basis MacMillan had issued and outstanding 3,644,165 common shares;

•                  MacMillan then exchanged common shares for all of the outstanding common shares of Maverix Private Co. at a ratio of one MacMillan common share for each one common share of Maverix Private Co., representing a total aggregate issuance of 33,079,091 common shares of MacMillan to the shareholders of Maverix Private Co.; and

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

•                  MacMillan also concurrently acquired the Pan American Portfolio from Pan American in exchange for 42,850,000 common shares of MacMillan and 20,000,000 common share purchase warrants (the “PAS Warrants”) to acquire common shares of MacMillan.

Post the RTO transaction, Pan American held approximately 54% of the issued and outstanding common shares of Maverix, Maverix’s Private Co.’s shareholders held approximately 41% of the issued and outstanding common shares of Maverix and MacMillan’s shareholders held the remaining 5% of issued and outstanding common shares of Maverix. After the Arrangement was completed, Maverix had a total of approximately 79.9 million shares issued and outstanding.

The PAS Warrants are exercisable for five years after closing of the Arrangement. One-half of the PAS Warrants were exercisable for USD$0.546 per share and one-half are exercisable for USD$0.78 per share. Pan American subsequently exercised 10,000,000 warrants for USD$0.546 in December 2016. The following assumptions were used for the BSM to determine the fair value of the PAS Warrants: 40% expected volatility, 5 year expected life, 1.0% risk free interest rate and 0% expected dividend yield.

The acquisition of the Pan American Portfolio was accounted for as an asset acquisition and the consideration was allocated to each stream and royalty interest based on its estimated fair value at the time of acquisition.

The acquisition of MacMillan was accounted for as an RTO that was not a business combination and effectively a capital transaction of the Company. Maverix Private Co. (legal subsidiary) was considered the accounting parent while MacMillan (legal parent) was considered the accounting subsidiary. As Maverix Private Co. was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation on January 9, 2016 are included in the consolidated financial statements at their historical carrying values. MacMillan’s results of operations have been included from the date of the RTO.

The cost in accordance with the Arrangement was $58.8 million and included the fair value of the following items as at July 11, 2016:

a)             42.85 million Maverix common shares at $1.07 per share for a total fair value of $45.7 million. The fair value of the Pan American Portfolio was determined using discounted cash flow models with discount rates ranging from 4%to 5% for assets that were in production and ranging from 7% to 15% of assets not in production. Metal prices were based on consensus forecasts by independent financial institutions and management expectations;

b)             20.0 million Maverix warrants with a fair value of $0.46 per warrant for a total fair value of $9.2 million determined using the BSM; and

c)              3.6 million Maverix common shares at $1.07 per share for a total fair value of $3.9 million for the acquisition of MacMillan.

The purchase price allocation for the RTO is summarized in the table below:

Consideration:

42.85 million shares of Maverix issued to Pan American	$45,689
20.0 million Warrants of Maverix issued to Pan American	9,223
3.6 million shares of Maverix issued to MacMillan	3,887
$58,799

Allocation of acquisition costs:

Stream and royalty interests (Note 8)	$54,912
Cash and cash equivalents	5
Accounts receivable and prepaid expenses	9
Accounts payable and accrued liabilities	(297)
Notes payable	(265)
Listing expense	4,435
$58,799

As part of completing the Arrangement, the Company incurred transaction costs of $0.8 million, which were expensed in the consolidated statement of income (loss).

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

8.                                                STREAM AND ROYALTY INTERESTS

a)             Carrying Amounts

The following table summarizes the Company’s Gold Stream and Royalty interests as at December 31, 2017:

		Cost			Accumulated Depletion
(in thousands)	Country	Opening	Additions (disposals)	Ending	Opening	Depletion	Impairment	Disposal	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$			$	$	$
Gold Stream Interests
La Bolsa	MEX	4,680	—	4,680	—	—	—	—	—	(164)	4,516
La Colorada	MEX	22,620	—	22,620	(306)	(1,062)	—	—	(1,368)	(745)	20,507
Total Gold Stream Interests		27,300	—	27,300	(306)	(1,062)	—	—	(1,368)	(909)	25,023

Royalty Interests
Beta Hunt — Gold and Nickel	AUS	14,997	4,967	19,964	(27)	(1,506)	—	—	(1,533)	(1,249)	17,182
Calcatreu	ARG	2,860	—	2,860	—	—	—	—	—	(100)	2,760
Dominador	CHL	598	—	598	—	—	—	—	—	(44)	554
Florida Canyon	USA	—	15,984	15,984	—	(759)	—	—	(759)	(635)	14,590
Jojoba	MEX	1,495	(1,495)	—	—	—	(463)	463	—	—	—
Karma	BFA	—	25,852	25,852	—	(446)	—	—	(446)	(668)	24,738
Lightning Nickel	AUS	434	—	434	—	(26)	—	—	(26)	(31)	377
Moose River	CAN	4,810	—	4,810	—	(86)	—	—	(86)	(165)	4,559
Mt. Carlton	AUS	12,772	—	12,772	(166)	(2,469)	—	—	(2,635)	(848)	9,289
Panton Sill	AUS	1,060	—	1,060	—	—	—	—	—	(78)	982
Pico Machay	PER	1,560	—	1,560	—	—	—	—	—	(55)	1,505
Romero	DOM	6,984	—	6,984	—	—	—	—	—	(511)	6,473
San Jose Mine	MEX	7,150	—	7,150	(420)	(845)	—	—	(1,265)	(206)	5,679
Shalipayco Project	PER	4,290	—	4,290	—	—	—	—	—	(150)	4,140
Silvertip	CAN	—	5,858	5,858	—	—			—	(413)	5,445
Tres Cruces	PER	4,680	—	4,680	—	—	—	—	—	(164)	4,516
Vivien	AUS	4,457	—	4,457	(194)	(1,357)	—	—	(1,551)	(245)	2,661
Other	Various	2,324	—	2,324	—	—	—	—	—	(132)	2,192
Total Royalty Interests		70,471	51,166	121,637	(807)	(7,494)	(463)	463	(8,301)	(5,694)	107,642

Total(1)		97,771	51,166	148,937	(1,113)	(8,556)	(463)	463	(9,669)	(6,603)	132,665

(1)       Total Gold Stream and Royalty interests include carrying amounts in the following countries: $30.7 million in Mexico, $30.5 million in Australia, $24.7 million in Burkina Faso, $14.6 million in United States, $10.2 million in Peru, $10.0 million in Canada, $6.5 million in Dominican Republic, $2.8 million in Argentina, and $2.7 million in other countries.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The following table summarizes the Company’s Gold Stream and Royalty interests as at December 31, 2016:

(in thousands)	Country	Cost	Accumulated Depletion	Impairment	Foreign Exchange	Net
		$	$	$	$	$
Gold Stream Interests
La Colorada	MEX	22,620	(306)	—	733	23,047
La Bolsa	MEX	4,680	—	—	154	4,834

Total Gold Stream Interests		27,300	(306)	—	887	27,881

Royalty Interests
Beta Hunt — Gold and Nickel	AUS	14,997	(27)	—	(92)	14,878
Calcatreu	ARG	2,860	—	—	94	2,954
Dominador	CHL	598	—	—	(8)	590
Jojoba	MEX	1,495	—	—	49	1,544
Lightning Nickel	AUS	434	—	—	(7)	427
Moose River	CAN	4,810	—	—	158	4,968
Mt. Carlton	AUS	12,772	(166)	—	(88)	12,518
Panton Sill	AUS	1,060	—	—	(25)	1,035
Pico Machay	PER	1,560	—	—	51	1,611
Romero	DOM	6,984	—	—	(46)	6,938
San Jose Mine	MEX	7,150	(420)	—	221	6,951
Shalipayco Project	PER	4,290	—	—	141	4,431
Tres Cruces	PER	4,680	—	—	154	4,834
Vivien	AUS	4,457	(194)	—	(43)	4,220
Other	Various	2,324	—	—	51	2,375
Total Royalty Interests		70,471	(807)	—	610	70,274

Total(1)		97,771	(1,113)	—	1,497	98,155

(1)             Total Gold Stream and Royalty interests includes the carrying amounts in the following countries: $36.4 million in Mexico, $33.1 million in Australia, $10.9 million in Peru, $6.9 million in the Dominican Republic, $4.9 million in Canada, $3.0 million in Argentina, $0.6 million in Chile, and $2.4 million in other countries.

Primary Gold Stream:

La Colorada Mine Gold Stream (Durango, Mexico) — Agreement to purchase 100% of the payable gold produced from the operating La Colorada mine owned by Pan American, for an ongoing price that is the lessor of US$650 per ounce or the spot market price per ounce for the life of the mine.

Primary Royalty Interests:

Karma NSR Royalty (Ouahigouya, Burkina Faso) — 2.0% NSR royalty payable quarterly on all metals produced at the operating Karma gold mine owned by Endeavour.

San José (Taviche Oeste) NSR Royalty (Oaxaca, Mexico) — 1.5% NSR royalty payable quarterly on all metals produced from the Taviche Oeste concession at the operating San Jose silver and gold mine owned by Fortuna Silver Mines Inc.

Moose River Project NSR Royalty (Nova Scotia, Canada) — 3% NSR royalty on the Touquoy deposit at the Moose River Consolidated gold development project owned by Atlantic Gold Corporation (“Atlantic Gold”). The NSR royalty is subject to an option for Atlantic Gold to buy back 2% of the NSR royalty for a cash payment of $2.5 million.

Mt. Carlton NSR Royalty (Queensland, Australia) — 2.5% NSR royalty payable quarterly on all metals produced at the operating Mt. Carlton mine owned by Evolution Mining Ltd.

Beta Hunt (Western Australia, Australia) — 6% GRR and a 1.5% NSR royalty payable quarterly on all gold production, and a 1% GRR and 0.5% NSR royalty payable quarterly on all nickel production, at the operating Beta Hunt mine owned by RNC Minerals.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

Vivien GRR (Western Australia, Australia) — 3% GRR payable quarterly on all metals produced from the relevant tenements at the operating Vivien mine owned by Ramelius Resources Ltd.

Florida Canyon NSR Royalty (Nevada, USA) — 3.25% NSR royalty payable quarterly on all metals produced from the operating Florida Canyon mine owned by Rye Patch Gold Corp.

Silvertip NSR Royalty (British Columbia, Canada) — 2.5% NSR royalty payable quarterly on all metals produced from the Silvertip mine owned by Coeur Mining Inc.

Romero NSR Royalty (San Juan and other provinces, Dominican Republic) — 1.25% NSR royalty on all metals produced from the Romero exploration and development project owned by GoldQuest Mining Corp.

Other:

The Company also owns an additional Gold Stream in Mexico and 16 NSR Royalties and GRRs, of which, five are in Peru, four are in Australia, two are in Mexico, one is in Argentina, one is in Chile, one is in the Democratic Republic of Congo, one is in French Guiana, and one is in Canada.

b)             Impairment and Disposal

Jojoba Project NSR Royalty (Sonora, Mexico) — The Company previously held a 2% NSR royalty on the exploration stage Jojoba gold and silver project owned by Metallōrum Holding S.A.P.I. de C.V., a private Mexican company. During April 2017, the Company sold its Jojoba Project NSR Royalty for gross proceeds of USD$0.8 million. The difference between the gross proceeds of $1.0 million (USD$0.8 million) and the carrying value of the Jojoba Project NSR Royalty of $1.5 million was recognized as an impairment during the year ended December 31, 2017.

9.              LOAN FACILITY

On August 17, 2017 (the “Closing Date”), the Company closed a financing agreement with CEF (Capital Markets) Limited (“CEF”) pursuant to which CEF agreed to provide the Company with a USD$20.0 million senior secured loan facility (the “Loan Facility”), and concurrently subscribe for 5 million common shares of the Company at a price of C$1.35 per common share for gross proceeds of $6.8 million.

Pursuant to the terms of the Loan Facility, CEF advanced USD$10.0 million to the Company on closing, with the remaining to be advanced at the discretion of the Company at any time prior to the second anniversary of the Closing Date.

The Loan Facility matures on the third anniversary of the Closing Date. The outstanding balance of the Loan Facility will bear a cash interest rate component of five percent (5%) per annum plus an equity interest rate component of three percent (3%) per annum, payable in common shares. At the discretion of Maverix, the Loan Facility may be repaid in full without penalty at any time prior to the third anniversary of the Closing Date. There is also a standby fee payable to CEF equal to two percent (2%) per annum on the unadvanced principal amount of the Loan Facility. The Loan Facility is secured against the Company’s assets, including the Company’s stream and royalty interests.

Pursuant to the terms of the Loan Facility, Maverix paid to CEF an establishment fee on the Closing Date and will pay an anniversary fee at the earlier of the first anniversary date and the repayment of the Loan Facility, such payments consisting of 900,000 common shares of the Company. The Company recorded the issued and issuable shares at fair value, using the price of the concurrent private placement with CEF of $1.35 for the establishment fee, and $1.15, a discount to the market price, for the anniversary shares. Total financing costs associated with the Loan Facility and concurrent private placement with CEF were $2.5 million, of which $1.0 million was allocated to share issuance costs with respect to the private placement, $0.7 million was netted against the Loan Facility and $0.8 million was recorded as a deferred financing cost, and will be netted against subsequent drawdowns under the Loan Facility.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The Loan Facility is initially recognized at fair value, less financing costs, and is subsequently measured at amortized cost using the effective interest rate of 10%.

The following table summarizes the Company’s Loan Facility:

Year ended December 31, 2017
Balance at December 31, 2016	$—
Proceeds from the Loan Facility	12,647
Financing costs	(734)
Accretion of the Loan Facility	463
Current portion of interest included in accounts payable and accrued liabilities	(372)
Foreign exchange movement	(96)
Balance at December 31, 2017	$11,908

10.       SHARE CAPITAL

a)             Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value.

During the year ended December 31, 2017, the Company issued 390,941 common shares for $0.5 million in share-based compensation based on a $1.35 share price.

During the year ended December 31, 2017, the Company closed a financing agreement with CEF and issued 5,000,000 common shares for gross proceeds of $6.8 million (Note 9). Concurrently, the Company closed a private placement with Pan American and issued 2,317,000 common shares for gross proceeds of $3.1 million, in accordance with Pan American’s participation rights as defined in the Shareholder Agreement between Pan American and the Company.

b)             Share Purchase Warrants

A summary of the changes to the Company’s outstanding warrants for the period from incorporation to December 31, 2017 is presented below:

	Warrants	Exercise Price
	#	$USD
Balance at incorporation January 9, 2016	—	—
Plan of Arrangement	10,000,000	$0.546
Plan of Arrangement	10,000,000	$0.78
Exercise	(10,000,000)	$0.546
Incentive warrants	6,500,000	$1.20
Gold Fields Royalty Portfolio Purchase (Note 5b)	10,000,000	$1.20
Balance December 31, 2016 and December 31, 2017	26,500,000	$1.04

A summary of the Company’s outstanding warrants as of December 31, 2017 is presented below:

	Exercise Price
Number outstanding	$USD	Expiry Date
10,000,000	$0.78	July 8, 2021
6,500,000	$1.20	July 8, 2021
10,000,000	$1.20	December 23, 2021
26,500,000

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

c)              Share Based Payments - Employee Share Option Plan

The Company adopted a stock option and compensation share plan (the “Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable stock options to purchase common shares of the Company at a price determined by the fair market value of the shares at the date immediately preceding the date on which the option is granted. Under this Plan, the aggregate number of common stock options shall not exceed 10% of the issued and outstanding common shares of the Company, and if any option granted under the Plan expires or terminates for any reason in accordance with the terms of the Plan without being exercised, that option shall again be available for the purpose of the Plan. All options vest over a period determined by the Board of Directors and expire up to five years after issuance.

A summary of options which were outstanding for the period from the Company’s incorporation to December 31, 2017, is presented below:

	Options Outstanding	Weighted average exercise price per option
	#	$CAD
Balance at incorporation January 9, 2016	—	—
Granted	2,907,000	0.54
Balance at December 31, 2016	2,907,000	0.54

Granted	2,526,803	1.40
Balance at December 31, 2017	5,433,803	0.94

Options which have vested and are exercisable at December 31, 2017	1,453,500	0.54

During the year ended December 31, 2017, the Company issued 2,526,803 options with a weighted average exercise price of $1.40 and a fair value of $1.3 million or $0.50 per option. The fair value of the options granted was determined using the BSM using the following weighted average assumptions: grant date share price and exercise price of $1.40, expected volatility of 40%, risk-free interest rate of 0.86% and expected life of 5 years. Expected volatility is determined by considering the trailing historic average share price volatility of the Company since incorporation on January 9, 2016 and similar companies in the same industry and business model.

11.       ADMINISTRATIVE EXPENSES

	Year ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Corporate administration	$609	$358
Employee salaries and benefits	1,672	681
Professional fees	517	55
Total administrative expenses	$2,798	$1,094

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

12.       DILUTED EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share is calculated based on the following:

	Year ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Net income (loss) for the period	$2,683	$(8,323)

Basic weighted average number of shares	146,303,678	41,751,472
Basic earnings (loss) per share	$0.02	$(0.20)

Effect of dilutive securities
Warrants	3,619,572	—
Stock options	1,903,920	—
Diluted weighted average number of common shares	151,827,170	41,751,472
Diluted earnings (loss) per share	$0.02	$(0.20)

The Company excluded 1,709,919 stock options from the computation of diluted earnings per share because the exercise price plus the unamortized share-based compensation per share exceeded the average market value of the common shares of $1.56 during the year ended December 31, 2017. The Company had a net loss for the period from January 9, 2016 to December 31, 2016.

13.       SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Year ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Accounts receivable	$(5,072)	$(2,993)
Prepaid expenses and other current assets	(223)	(15)
Accounts payable and accrued liabilities	(2,559)	4,585
Change in non-cash working capital	$(7,854)	$1,577

Cash and cash equivalents at the end of the period:
Cash at bank	$10,151	$12,761
Short-term deposit	$—	$—

14.       RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Year ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Salaries and benefits	$1,040	$702
Share-based compensation	756	534
Total compensation	$1,457	$1,236

The Company incurred $0.1 million (2016: $0.2 million) of costs from Pan American, a company that has significant influence over the Company, for the use of certain office space and related support services during the year ended December 31, 2017. Included in accounts payable and accrued liabilities at December 31, 2016 was $0.2 million owing to Pan American. The amount was unsecured, non-interest bearing and had no fixed terms of repayment. The company purchases gold from Pan American under its La Colorada Gold Stream agreement (Note 8).

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

15.       INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Year ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Current tax expense	$1,827	$72
Deferred tax recovery	(1,032)	—
Income tax expense	$795	$72

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income (loss) before income taxes due to the following:

	Year ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Income (loss) before income taxes	$3,478	$(8,251)
Statutory tax rate	26.0%	26.0%
Expected expense (recovery) of income taxes	$904	$(2,145)

Increase (decrease) due to:
Foreign tax rate differences	152	—
Non-deductible expenses	531	1,387
Withholding taxes	326	72
Effect of foreign exchange on tax expense	(1,032)	—
Change in future substantively enacted tax rate	370	—
Change due to unrecognized temporary differences	145	780
Recognition of previously unrecognized and unused tax losses	(654)	—
Other	53	(22)
Income tax expense	$795	$72

Deferred tax assets and liabilities

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. The Company recognizes the benefit of tax losses only to the extent that it is probable that future taxable income will be available against which the Company can utilize the benefit. As at December 31, 2017 the Company has recognized gross deferred tax assets of $1.7 million related to Canadian non-capital losses. These have been partially offset by $0.7 million of deferred tax liabilities related to the Company’s stream and royalty interests.

The aggregate amount of deductible temporary differences for which deferred income tax assets have not been recognized are as follows:

	As at December 31, 2017	As at December 31, 2016
Stream and royalty interests	$2,791	$—
Financing costs	595	—
Non-capital losses	3,068	3,047
	$6,454	$3,047

No deferred tax asset is recognized in respect of these items because it is not probable that future taxable income will be available against which the Company can utilize the benefit. The Company has deductible non-capital tax losses of $3.1 million for which a deferred tax asset has not been recognized and expire in 2036 to 2037.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD FROM INCORPORATION (JANUARY 9, 2016) TO DECEMBER 31, 2016

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

16.       SEGMENT INFORMATION

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the year ended December 31, 2017:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales, excluding depletion	Depletion	Impairment	Income (loss) before taxes	Cash from (used) in operations
	$	$	$	$		$	$
Gold Stream Interest
La Colorada	3,859	—	(1,982)	(1,062)	—	815	1,878

Royalty Interests
Beta Hunt	—	4,182	—	(1,506)	—	2,676	922
Florida Canyon	—	1,439	—	(759)	—	680	638
Karma	—	578		(446)		132	—
Moose River	—	380		(86)		294	—
Mt. Carlton	—	4,717	—	(2,469)	—	2,248	4,577
San Jose Mine	—	1,453	—	(845)	—	608	1,328
Silvertip	—	142		—		142	142
Vivien	—	2,744	—	(1,357)	—	1,387	3,170
Jojoba and other	—	29	—	(26)	(463)	(460)	29
Corporate	—	—	—	—	—	(5,044)	(5,900)
Consolidated total	3,859	15,664	(1,982)	(8,556)	(463)	3,478	6,784

For the period from January 9, 2016 to December 31, 2016:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales, excluding depletion	Depletion	Impairment	Income (loss) before taxes	Cash from (used) in operations
	$	$	$	$		$	$
Gold Stream Interest
La Colorada	1,014	—	(518)	(316)	—	180	698

Royalty Interests
San Jose Mine	—	725	—	(434)	—	291	515
Mt. Carlton	—	268	—	(165)		103	—
Vivien	—	297	—	(171)		126	—
Beta Hunt	—	45	—	(27)		18	—
Corporate	—	—	—	—	—	(8,969)	(1,568)
Consolidated total	1,014	1,335	(518)	(1,113)	—	(8,251)	(355)

17.       CONTRACTUAL OBLIGATIONS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Streams	Percent of life of mine gold production	Per ounce cash payment: Lesser of amount below and the then prevailing market price of gold
La Colorada	100%	USD$	650
La Bolsa	5%	USD$	450

The Company has a lease agreement for the use of office premises until August 2022. The contractual obligations under the lease require the Company to make payments of $0.1 million in 2017 and $0.2 million annually from 2018 to 2022.